

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

John W. Ketchum
President and Chief Executive Officer
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

   Re: NextEra Energy, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed February 18, 2022
     File No. 001-08841

Dear Mr. Ketchum:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation